Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of a press release issued by The McClatchy Company on April 26, 2006.

Contacts for The McClatchy Company: Elaine Lintecum 916-321-1846 Sarah Lubman or Christina Stenson Brunswick Group 212-333-3810

Contacts for MediaNews Group, Inc.:

Joseph (Jody) J. Lodovic, IV

President

MediaNews Group, Inc.

1560 Broadway, Suite 2100

Denver, CO 80202

Tel 303-820-1619

Fax 303-820-1929

Contacts for Hearst Corporation:

Paul Luthringer

Hearst Corporation

212-649-2540

pluthringer@hearst.com

McCLATCHY TO SELL FOUR KNIGHT RIDDER NEWSPAPERS FOR $1 BILLION

Executes First Phase of Divestiture Strategy Six Weeks

After Agreement to Acquire Knight Ridder

SACRAMENTO, CA; DENVER, CO; and NEW YORK, NY, April 26, 2006 – The McClatchy Company (NYSE: MNI) today announced a definitive agreement with MediaNews Group, Inc. (MediaNews) of Denver, CO and Hearst Corporation (Hearst) of New York City under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota. Under a separate agreement between Hearst and MediaNews, Hearst has agreed to contribute the St. Paul Pioneer Press and Monterey Herald to MediaNews in return for an equity investment in the non San Francisco Bay Area assets of MediaNews, subject to, among other things, regulatory approval. In the event such transaction is not consummated, MediaNews has agreed to acquire these newspapers from Hearst. The four newspapers are currently owned by Knight-Ridder, Inc., which McClatchy agreed last month to acquire. The parties intend to close the transaction as promptly as possible after the close of McClatchy’s Knight Ridder acquisition, which is expected this summer.

The purchase price represents a multiple of approximately 11.5 times 2005 EBITDA of the acquired newspapers, McClatchy reported. MediaNews intends to contribute the San Jose Mercury News and Contra Costa Times to California Newspapers Partnership, owned 54.23% by MediaNews. Gannett and Stephens Media, the remaining partners, have committed to contribute their share of the purchase price. MediaNews will fund its share of the purchase price from bank borrowings, which have been committed by Bank of America.

“Finding the right home for these papers has been a high priority for us since the announcement that we would be selling 12 of the Knight Ridder newspapers,” said Gary Pruitt, Chief Executive Officer of McClatchy. “This transaction highlights our ability to deliver quickly on our divestiture plan, and we are delighted with the sales price. The 11.5 times multiple – which is two full turns higher than the 9.5 times multiple we paid for the whole of Knight Ridder – demonstrates that these are strong newspapers with great value to companies whose strategies fit them.”

“We are delighted to acquire these fine newspapers and expand our reach in California as well as enter a new and growing market in St. Paul,” said Dean Singleton, Chief Executive Officer of MediaNews. “These were the newspapers that excited us the most about Knight Ridder, and we are pleased to have the opportunity to acquire them from McClatchy.” “Given the growth characteristics of these newspapers and the favorable tax benefits from the asset treatment of the purchase, we believe this transaction represents a wonderful opportunity at a fair price,” added Singleton. After giving effect to the transactions, MediaNews will become the nation’s fourth largest newspaper company in terms of daily circulation (approximately 2.7 million daily and 3.0 million Sunday), with 53 daily newspapers.

Pruitt predicted when announcing McClatchy’s deal to buy Knight Ridder in March that the 12 papers to be divested would bring a substantial return. “Individual newspapers and smaller groups of newspapers attract interest from buyers who wouldn’t be interested in a transaction as big as the whole of Knight Ridder,” Pruitt said. “To buyers whose strategy is a good fit, all of these papers represent outstanding opportunities that come around only rarely in our industry. Each will be valued on its individual merits and prospects, and we think all will bring full, fair prices.” Pruitt said he was gratified by the intense interest in the papers being divested and is confident the remaining papers will likewise be sold quickly. Those deals will be announced as they are signed, he said. The company hopes to close all or many of the transactions simultaneously with the closure of its Knight Ridder purchase, which is expected this summer.

On March 13, 2006, McClatchy announced an agreement to acquire Knight Ridder and its 32 daily newspapers and related assets in a transaction valued at approximately $6.5 billion based upon McClatchy’s closing stock price on March 10, including $2 billion in assumed debt. The multiple on the acquisition was an estimated 9.5 times 2005 Knight Ridder EBITDA. As part of that announcement, McClatchy said it planned to sell 12 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria. The St. Paul Pioneer Press is being sold due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune. Net after-tax proceeds of about $700 million from these four sales will be used to pay down debt incurred from the acquisition of Knight Ridder.

McClatchy will continue to market the other eight papers it plans to divest and has received significant interest in all of the publications from potential bidders around the country. The remaining eight papers are the Philadelphia Daily News; The Philadelphia Inquirer; Akron Beacon Journal (OH); Aberdeen American News (SD); Duluth News Tribune (MN); The Fort-Wayne News-Sentinel (IN); Grand Forks Herald (ND); and The Wilkes-Barre Times Leader (PA). McClatchy expects to make announcements regarding ownership of some or all of these papers by the close of the Knight Ridder acquisition this summer.

“We are doing exactly what we said we would do when we announced our planned divestitures: end uncertainty for these newspapers and their employees and let new owners start building their futures as quickly as possible,” Mr. Pruitt said. “We made this deal because it offered the opportunity to achieve a good price and a timely deal, and it represents a big step toward achieving certainty for these papers and for McClatchy and its shareholders.”

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest growing markets nationwide, with an enhanced portfolio of Internet assets that will include the national Real Cities network, a one-third stake in the leading jobs site CareerBuilder and other attractive interactive businesses.

Credit Suisse Securities (USA) LLC served as financial advisor to McClatchy and Banc of America Securities advised MediaNews in connection with this transaction. California Newspapers Partnership was advised by Stephens Inc. Wilson Sonsini Goodrich & Rosati served as legal counsel to McClatchy, and Hughes Hubbard & Reed LLP served as legal counsel to MediaNews.

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About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

About MediaNews Group

MediaNews Group, Inc. is the nation’s seventh largest newspaper company, with headquarters in Denver, Colo. MediaNews Group and its affiliated companies publish 49 daily newspapers and approximately 120 non-daily publications in 12 states with daily and Sunday circulation of approximately 2.0 million and 2.3 million, respectively. In addition, MediaNews Group owns a CBS affiliate in Anchorage, Alaska and four radio stations in Texas. MediaNews Group maintains 74 Web sites for its daily newspapers and an umbrella site, newschoice.com

About Hearst Corporation

Hearst Corporation (www.hearst.com) is one of the nation’s largest diversified communications companies. Its major interests span more than 175 magazines around the world, including Cosmopolitan and O, The Oprah Magazine; 12 daily newspapers, including the Houston

Chronicle and San Francisco Chronicle; 28 television stations through Hearst-Argyle Television (NYSE: HTV) which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, The History Channel and ESPN; as well as business publishing, Internet businesses, television production, newspaper features distribution and real estate.

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SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding: the proposed transactions between McClatchy and each of Knight Ridder, MediaNews Group and Hearst Corp.; the expected timetable for completing the transactions, including the merger with Knight Ridder; the proceeds from the transactions; the expected use of proceeds from the transactions; the plan for the remaining eight Knight Ridder newspapers that McClatchy intends to divest and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions with each of MediaNews, Hearst and Knight Ridder; obtaining required regulatory approvals; the ability to divest the other eight Knight Ridder newspapers at fair prices or at all and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005. McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On April 14, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a preliminary Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. This material is not a substitute for the final Prospectus/Proxy Statement/Information Statement regarding the proposed acquisition. Investors and security holders of McClatchy and Knight Ridder are urged to read the preliminary Prospectus/Proxy Statement/Information Statement and the final Prospectus/Proxy Statement/Information Statement carefully when available because they will contain important information about McClatchy, Knight Ridder, the transaction and related matters. The final Prospectus/Proxy Statement/Information Statement will be mailed to stockholders of McClatchy and Knight Ridder. Investors and security holders will be able to obtain free copies of the Registration Statement and the final Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the final Prospectus/Proxy Statement/Information Statement when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the final Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder will be included in the final Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.